Exhibit 99.1

Inspira™ Technologies will Reveal the New ALICETM Device at the World’s Largest Extracorporeal Life Support Conference

The ELSO conference is a consortium of healthcare institutions, researchers, and industry partners

Ra’anana, Israel, May 16, 2023 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company aiming to revolutionize acute respiratory care, has announced today it will reveal the new ALICETM device at the world’s largest Extracorporeal Life Support Organization (ELSO) conference, the 34th Annual ELSO Conference in Seattle, Washington, which will be held between the 28th of September and the 1st of October 2023.

“Revealing the ALICE medical device to the medical community at the ELSO conference in the U.S. marks an important milestone for the company and the first step towards Inspira’s market penetration. At the conference we plan to initiate commercial engagements,” commented Joe Hayon, President of Inspira Technologies.

The ALICE is an extracorporeal blood circulation medical device allowing for cardiac and pulmonary support. During the extracorporeal treatment, the ALICE device is designed to provide continuous enrichment of the blood with oxygen and carbon dioxide removal. The device is designed with an innovative user interface and unique features aimed to facilitate and enhance user experience. Prior to the ELSO conference, Inspira is planning to submit the ALICE medical device to the U.S. Food and Drug Administration under the 510(k) pathway.

About ELSO

The Extracorporeal Life Support Organization (ELSO) is an international nonprofit consortium of health care institutions, researchers, and industry partners. The organization provides support to those delivering extracorporeal life support through continuing education, guidelines, original research, publications, and a comprehensive registry of extracorporeal membrane oxygenation (ECMO) patient data. ECMO clinicians, research scientists, and members of regulatory and public health institutions are eligible for membership in ELSO. There are currently over 20,000 users and center members from over 50 countries. Memberships allows physicians, nurses, perfusionists, respiratory therapists, researchers and other healthcare professionals to become more directly involved in the world’s largest ECMO community.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that it intends to initiate commercial engagements at the conference and that it intends to make an FDA submission of the ALICE device via a 510(k) pathway prior to the ELSO conference. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Public Relations and Investor Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498
IINN@redchip.com

MRK-ARS-055
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